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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
            PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                             ---------------------

                          OPTICAL SECURITY GROUP, INC.
                           (Name of subject company)

                           APPLIED OPSEC CORPORATION
                            APPLIED HOLOGRAPHICS PLC
                                   (Bidders)
                           --------------------------

                    COMMON STOCK, PAR VALUE $.005 PER SHARE
                         (Title of class of securities)
                           --------------------------

                                  683848 20 4
                     (CUSIP number of class of securities)

                               DAVID J. TIDMARSH
                                   President
                           Applied Opsec Corporation
                          c/o Applied Holographics PLC
                                40 Phoenix Road
                              Crowther District 3
                                   Washington
                                 Tyne and Wear
                                 England NE OAD

           (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                           --------------------------

                                WITH COPIES TO:

                             GERALD J. KEHOE, ESQ.
                                Bingham Dana LLP
                               150 Federal Street
                                Boston, MA 02110
                                 (617) 951-8000
                           --------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                      $60,250,000                                                $12,050.00

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,535,758 shares of Common Stock, par value $.005 per share (collectively, the "Shares"), at a price per Share of $7.00 in cash and the cashing out of all other options, warrants and convertible securities at a net cost of $14,500,000.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:        None                 Filing Party:  N/A
Form of Registration No.:      N/A                  Date Filed:    N/A

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
                                 SCHEDULE 14D-1

CUSIP NO. 683848 20 4

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(1) Name of reporting persons  Applied Opsec Corporation
    I.R.S. Identification No. of above persons:

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(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    Colorado
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(7) Aggregate amount beneficially owned by each reporting person            100*

--------------------------------------------------------------------------------

(8) Check if the aggregate amount in row (7) excludes certain shares

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in row (7)

    0
--------------------------------------------------------------------------------

(10) Type of reporting person

    CO
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*   Michael W. Angus, Director, Treasurer and Secretary of the reporting person, and David J. Tidmarsh, Director and President of the reporting person, jointly hold 100 shares of common stock, par value $.005, of the subject company for the beneficial interest of Applied Holographics PLC.

                                 SCHEDULE 14D-1

CUSIP NO. 683848 20 4

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(1) Name of reporting persons  Applied Holographics PLC
    I.R.S. Identification No. of above persons: Not applicable

--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC use only

--------------------------------------------------------------------------------

(4) Source of funds

    OO
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or place of organization

    England and Wales
--------------------------------------------------------------------------------

(7) Aggregate amount beneficially owned by each reporting person            100*

    0
--------------------------------------------------------------------------------

(8) Check if the aggregate amount in row (7) excludes certain shares

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent of class represented by amount in row (7)

    0
--------------------------------------------------------------------------------

(10) Type of reporting person

    OO
--------------------------------------------------------------------------------

* Michael W. Angus, Finance Director of the reporting person, and David J. Tidmarsh, Chief Executive of the reporting person, jointly hold 100 shares of common stock, par value $.005, of the subject company for the beneficial interest of the reporting person.

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by Applied Opsec Corporation, a Colorado corporation (the "Purchaser") and a wholly-owned subsidiary of Applied Holographics PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares of common stock, par value $.005 per share (the "Shares"), of Optical Security Group, Inc., a Colorado corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Optical Security Group, Inc., which has its principal executive offices at 535 16(th) Street, Suite 920, Denver, Colorado 80202.

    (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $7.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and Parent. Information concerning the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase in incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of November 30, 1999, among the Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase

    (a)(2) Letter of Transmittal

    (a)(3) Notice of Guaranteed Delivery

    (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

    (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7) Summary Advertisement, dated December 6, 1999

    (a)(8) Text of Press Release, dated November 30, 1999

    (b) Placing and Open Offer Agreement

    (c)(1) Agreement and Plan of Merger, dated as of November 30, 1999, among the Purchaser, Parent and the Company

    (c)(2) Loan Agreement, dated as of November 30, 1999, between Parent and the Company

    (c)(3) Stock Option Agreement, dated as of November 30, 1999, between Parent and the Company

    (c)(4) Form of Stockholder Agreement between Parent and certain stockholders of the Company

    (d) None

    (e) Not applicable

    (f) None

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 1999

                                                       APPLIED OPSEC CORPORATION

                                                       By:  /s/ MICHAEL W. ANGUS
                                                            -----------------------------------------
                                                            Name: Michael W. Angus
                                                            Title: Treasurer and Secretary

                                                       APPLIED HOLOGRAPHICS PLC

                                                       By:  /s/ MICHAEL W. ANGUS
                                                            -----------------------------------------
                                                            Name: Michael W. Angus
                                                            Title: Finance Director

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                  EXHIBIT DESCRIPTION
---------------------                          -------------------
(a)(1)                     Offer to Purchase

(a)(2)                     Letter of Transmittal

(a)(3)                     Notice of Guaranteed Delivery

(a)(4)                     Letter to Brokers, Dealers, Banks, Trust Companies and Other
                           Nominees

(a)(5)                     Letter to Clients for use by Brokers, Dealers, Banks, Trust
                           Companies and Other Nominees

(a)(6)                     Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9

(a)(7)                     Summary Advertisement, dated December 6, 1999

(a)(8)                     Text of Press Release, dated November 30, 1999

(b)                        Placing and Open Offer Agreement

(c)(1)                     Agreement and Plan of Merger, dated as of November 30, 1999, among the Purchaser, Parent and the Company

(c)(2)                     Loan Agreement, dated as of November 30, 1999, between
                           Parent and the Company

(c)(3) Stock Option Agreement, dated as of November 30, 1999, between Parent and the Company

(c)(4)                     Form of Stockholder Agreement between Parent and certain
                           stockholders of the Company

(d)                        None

(e)                        Not applicable

(f)                        None